UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Array BioPharma Inc.

File No. 001-16633- CF#24060

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Array BioPharma Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits 10.33 and 10.38 to a Form 10-K filed on August 18, 2009. Exhibit 10.38 was subsequently refiled with fewer redactions as Exhibit 10.1 to a Form 8-K/A filed on September 30, 2009.

Based on representations by Array BioPharma Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.33   through November 6, 2017

          Exhibit 10.38   through April 29, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel